Exhibit 3.1

Thumzup Media Corporation

Amendment to the Amended and Restated Bylaws

Article II, Section 2.5. Removal is hereby amended to read:

Except as limited by the Articles or by law, a director may be removed by the stockholders only at an annual meeting of stockholders or at a special meeting of stockholders called for such purpose and otherwise in conformity with these Bylaws, and only by the affirmative vote of the holders of two-thirds of the voting power of all the shares entitled to vote at such meeting.